FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).



Enclosure:

Research Update


Acambis commences Phase I trial of C. difficile vaccine

Cambridge, UK and Cambridge, Massachusetts - 26 July 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that earlier this month it started a Phase I clinical trial of its investigational vaccine against Clostridium difficile (C. difficile).

C. difficile infection, which is characterised by diarrhoea and colitis, represents one of the most common hospital-acquired infections around the world. A new virulent strain of C. difficile has also emerged, causing sharp increases in the number of infections and deaths associated with the infection in a number of countries including the UK, Canada, the Netherlands and the US.

The Phase I trial is designed to obtain information on the safety, tolerability and immunogenicity of Acambis' C. difficile vaccine when administered at different dose levels. The randomised, double-blind, placebo-controlled study in healthy adult subjects is being conducted at two study centers in the US. Acambis also plans to start a second Phase I trial of its C. difficile vaccine in elderly subjects.

Acambis has been developing a C. difficile vaccine for many years and has spent the last two years improving and optimising the formulation of the vaccine. During that time, it has also developed a robust and efficient manufacturing process to produce the vaccine at its own facility.

Today, no vaccine exists to protect individuals against C. difficile and Acambis is the only company known to be developing a vaccine against it. Its investigational toxoid vaccine was developed to provide immunity against toxins A and B, the toxins responsible for the development of C. difficile-associated diarrhoea.

C. difficile caused 43,000 infections in the UK in 2004, a 23% increase over the previous year. C. difficile infections also cause approximately 350,000 cases every year in the US and most of these involve elderly individuals who become infected in hospitals and long-term care facilities that have become reservoirs of this organism.

Emergence of virulent C. difficile strain

A highly virulent strain of C. difficile has resulted in outbreaks in 15 hospitals in the UK. At Stoke Mandeville Hospital in Buckinghamshire alone, this strain caused 12 deaths and infected 300 patients. C. difficile infections also reached epidemic proportions in Quebec, Canada, where the number of C. difficile cases doubled and the fatality rate increased by 60% between March 2000 and April 2004. Results from the CDC and from the Anaerobe Reference Laboratory in the UK confirm that an emerging strain is responsible for recent and ongoing outbreaks associated with severe disease in the UK, Canada, the Netherlands and the US.

In April, Michel Warny M.D., Ph.D., Director of Bacterial Process Development at Acambis, presented findings at the Society for Healthcare Epidemiology of America conference that this emerging strain produces approximately 20 times more toxins than the majority of clinical isolates.

Dr Thomas Monath, Chief Scientific Officer of Acambis, commented:

"C. difficile has long been a problem for hospitals but with the emergence of the new virulent strain the number of outbreaks in hospitals is rapidly increasing, resulting in higher numbers of infection and death. There is currently no effective means of preventing future outbreaks of C. difficile. Acambis is the only known company developing a vaccine to protect against C. difficile infection and we are pleased to have entered the important clinical testing development stage."

Chief Executive Officer Gordon Cameron added:

"It is estimated that C. difficile infection costs the UK NHS alone more than GBP200 million a year because of extended hospital stays, which can be up to three weeks for elderly patients. C. difficile is a burden to hospitals and long-term care facilities and a cause of increasing anxiety for patients entering hospitals. There is clearly a substantial need for an effective way to prevent C. difficile infection."

Enquiries:

Acambis:
Gordon Cameron, Chief Executive Officer
Tel: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Lucy Briggs
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and Form 20-F for the year ended 31 December 2004, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 26 July 2005                      ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications